Exhibit  2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May 1, 2023, by and among Boston Omaha Asset Management, LLC, a Delaware limited liability company (“Purchaser”), Sean Margulis LLC, a Nevada limited liability company (“SML”), Four Stars Trust (“FST”), Alexander McMilan LLC, a Nevada limited liability company (“AMML”), Bollum Family Trust (“BFT”, together with SML, FST, and AMML, collectively, the “Others”), 24th Street Holding Company LLC, a Delaware limited liability company (“24th Street Holding”, together with Others, each a “Seller” and, collectively, the “Sellers”), Logic Real Estate Companies LLC, a Delaware limited liability company (“LREC”), Logic Irrevocable Trust (“LIT”), and Brendan Keating, in his individual capacity (each an “Owner” and, collectively, the “Owners”). Purchaser and Sellers, and Purchaser’s Parent solely for the purposes of issuing the Stock Consideration as set forth in Section 1.2(b), are each referred to as a “Party” and collectively as the “Parties”.

WITNESSETH:

WHEREAS, 24th Street Asset Management LLC, a Nevada limited liability company (the “Company”), is engaged in the business of real estate asset management services (the “Business”);

WHEREAS, Sellers own, beneficially and of record, all of the issued and outstanding membership interests of the Company (the “Membership Interests”);

WHEREAS, Sellers and Owners desire to sell to Purchaser, and Purchaser desires to acquire from Sellers and Owners, all of the Membership Interests, free and clear of all Liens, on the terms and subject to the conditions set forth herein;

WHEREAS, Purchaser desires to purchase (the “Purchase”) 479.38 Class A Units of the Company from 24th Street Holding and 41.24 Class B Units of the Company from Others (collectively, the “Purchased Interests”);

WHEREAS, after the Purchase, 24th Street Holding shall distribute its portion of the Closing Cash Purchase Price and Stock Consideration (the “Distribution Consideration”) and 205.453 Class A Units of the Company to LREC and shall distribute 273.927 Class A Units of the Company to Purchaser (the “Initial Distribution”);

WHEREAS, after the Initial Distribution, LREC shall distribute (the “Final Distribution”) the Distribution Consideration to LIT and distribute 205.453 Class A Units of the Company to Purchaser; and

NOW, THEREFORE, in consideration of the foregoing initial paragraph and recitals, and the representations, warranties, covenants, agreements, conditions and indemnities contained in this Agreement, and intending to be legally bound, the Parties agree as follows:

ARTICLE 1.
THE TRANSACTION

1.1    Sale and Purchase of Membership Interests. At the Closing, Sellers shall sell, transfer and deliver or cause to be sold, transferred and delivered to Purchaser, and Purchaser shall purchase, or otherwise acquire, from Sellers, all of the Purchased Interests, free and clear of all Liens.

1.2    Purchase Price. At Closing, Purchaser shall pay to Sellers, in accordance with the Exhibit 1.2(a) (the “Allocation Percentage”), an amount equal to Five Million Sixteen Thousand Four Hundred and Ninety-Four Dollars ($5,016,494.00) (the “Purchase Price”), minus $1,254,124.00 in cash (the “Holdback”), which may be paid in accordance with the terms, if such terms are met, set forth on Exhibit 1.2(c) (the “Distribution Schedule”) attached hereto, minus the Transaction Expenses, minus the Indebtedness of the Company. The Purchase Price is to be paid as follows:

(a)    eighty percent minus the Holdback ($2,759,072.00) as cash (the “Closing Cash Purchase Price”); and

(b)    twenty percent ($1,003,299.00) as shares of Class A Common Stock of Purchaser’s Parent (the “Stock Consideration”). At Closing, the Purchaser’s Parent shall issue to Sellers the Stock Consideration, which shall be restricted stock and is being issued and shall be held by Sellers subject to all applicable Laws and waiting periods. For purposes of this Section 1.2, the Stock Consideration shall equal the number of shares of Purchaser’s Parent’s Class A Common Stock equal to the quotient of $1,003,298.80 divided by the average price of Purchaser’s Parent’s Class A Common Stock on the principal market in which it trades for the thirty (30) Business Day period ending two (2) Business Days prior to the Closing Date.

(c)    The Company collects payments pursuant to the Company’s gross profits interest (“Carried Interest”) held in the entities listed on Schedule 1.2(c) (the “Funds”). The Carried Interest collected from the Funds less the compensation bonuses payable to AMML as defined in the Exhibit 2.8, if applicable, is the net promote amount of the Company (“Net Promote Amount”). If the Company earns and collects any Net Promote Amounts that exceed $7,226,672.00, but are less than $9,635,562.00 (referred to as the “Holdback Allocation”), then Purchaser shall pay to Sellers, as a release from the Holdback, fifty two and sixty two thousandths percent (52.062%) of the Holdback Allocation amounts, dollar for dollar (each a “Holdback Release Payment”), in cash, within thirty (30) days following each date in which Holdback Allocation amounts are paid to the Company, until the Net Promote Amount earned and collected by the Company equals $9,635,562.00, upon which the entire Holdback amount shall have been released to the Sellers through the Holdback Release Payments, collectively.

(d)    If the Company earns and collects any Net Promote Amounts equal to or in excess of $9,635,562.00 (the “Earn-Out Threshold”), then Purchaser shall pay Sellers thereafter additional payments equal to twenty-five percent (25%) of the Net Promote Amounts collected by the Company that equal or exceed the Earn-Out Threshold, dollar for dollar (each an “Earn-Out Payment”). The Earn-Out Payments, if earned, will be paid by Purchaser to Sellers, in cash, within thirty (30) days following each date in which Earn-Out Threshold amounts are paid to the Company, until the liquidation or dissolution of the Funds.

1.3    Closing. The closing of the sale and purchase of the Purchased Interests (the “Closing”) shall take place concurrently with the execution of this Agreement, or at such other date as mutually agreed upon in writing by the Parties (the “Closing Date”). All transactions which are to take place at the Closing shall be considered to have taken place simultaneously, and no delivery or payment shall be considered to have been made until all the transactions have been completed. Title to, ownership of, control over and risk of loss of the Membership Interests shall pass to Purchaser effective as of 12:01 a.m. on the Closing Date unless provided otherwise herein. All monetary amounts payable pursuant to this Agreement shall be paid by wire transfer or delivery of other immediately available United States funds, as directed by the Person receiving payment.

1.4    Deliveries by Sellers at Closing. At the Closing, Sellers shall deliver (or cause to be delivered) the following to Purchaser, each of which shall be duly executed by Sellers, Company, or other parties, as applicable:

(a)    An Assignment of Membership Interests for the Purchased Interests, in the form of Exhibit 1.4(a).

(b)    Payoff letters, in form and substance reasonably satisfactory to Purchaser, in respect of any Indebtedness required to be repaid as of the Closing Date, which shall release all Liens on or affecting the Membership Interests and all Liens on or affecting the assets of the Company and include satisfactory evidence of such release (the “Payoff Letters”).

(c)    Third party consents, if applicable, from each of the Persons set forth on Schedule 1.4(c).

(d)    An Manager’s Certificate substantially in the form of Exhibit 1.4(d).

(e)    Certificates of good standing for each jurisdiction in which Company is qualified to do business.

(f)    Bank access cards for all bank accounts owned by the Company.

(g)    An Accredited Investor Questionnaire, completed and signed by each Seller and each Owner, in a form provided by the Purchaser.

(h)    Such other agreements, certificates and instruments, in form and substance reasonably acceptable to the Purchaser and Sellers, as may be reasonably necessary to effect the Closing.

1.5    Deliveries/Payments by Purchaser at Closing. At Closing, Purchaser shall execute, pay or deliver the following to Sellers (or the other parties specified below, as applicable):

(a)    The Closing Cash Purchase Price.

1.6    Deliveries/Payments by Purchaser’s Parent at Closing. At Closing, Purchaser’s Parent shall issue the entire Stock Consideration to the Sellers, in accordance with their respective Allocation Percentages, which shall not be subject to the Holdback.

1.7    Intended Tax Treatment. The Parties intend that, for United States federal income tax purposes, the sale of the Purchased Interests shall be treated as the sale of a partnership interest under Section 741 of the Code and Treas. Reg. §1.741-1(b) (the “Intended Tax Treatment”). The Parties agree not to take any Tax position contrary to the Intended Tax Treatment. No election will be made by Sellers or the Company, as applicable, (on IRS Form 8832 or otherwise) to classify the Company as an association taxable as a corporation. The Company shall make an election under Section 754 of the Code (and any corresponding state Tax elections) in connection with the income Tax Return of the Company for the Tax period including the Closing Date. Within 90 days after the Closing, Purchaser shall deliver to Sellers, in a manner consistent with the requirements of Treas. Reg. §1.755 and Section 1060 of the Code, the allocation of the total consideration paid by Purchaser to Sellers, with four million six hundred nineteen thousand one hundred twenty-three dollars and forty two cents ($4,619,123.42) to be paid to 24th Street Holding and three hundred ninety-seven thousand three hundred seventy dollars and fifty-eight cents ($397,370.58) to be paid to Others, under this Agreement. Immediately following the Closing, the Distribution Consideration and Class A Units of the Company that were not acquired in the Purchase shall be distributed and specially allocated in a manner such that all of the Distribution Consideration shall be distributed and specially allocated to LIT and all of the remaining Class A Units of the Company shall be distributed and specially allocated to Purchaser. Thus, as a result of the Transaction, LIT possesses the Distribution Consideration and Purchaser possesses all of the Class A Units and Class B Units of the Company. The Parties shall report the Transaction for state and federal tax purposes in accordance with such allocation.

ARTICLE 2.
REPRESENTATIONS AND WARRANTIES
OF SELLERS AND OWNERS

Sellers and Owners, jointly and severally, represent and warrant to Purchaser and Purchaser’s Parent as follows:

2.1    Organization, Qualification and Power. The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Nevada. The Company has full power and authority to carry on its business and to own and use its assets. The Company has delivered to Purchaser true, correct and complete copies of the Company’s certificate of organization and operating agreement, including any amendments thereto, to the extent such agreements exist (collectively, the “Organizational Documents”). The Company is not in default under or in violation of any provision of its Organizational Documents, in each case as amended.

2.2    Authority and Enforceability. Sellers have full power and authority to execute, deliver and perform this Agreement and each Ancillary Document to which Sellers are a party, and the execution, delivery and performance of this Agreement by Sellers has been duly authorized by all necessary action on the part of Sellers. This Agreement has been duly executed and delivered by Sellers and constitutes the valid and legally binding obligation of Sellers, enforceable against each in accordance with its terms. Neither Sellers nor the Company are required to give any notice to, make any filing with or obtain any authorization, consent or approval of any Person or Governmental Authority in order for Sellers or the Company to consummate the Transaction.

2.3    Noncontravention. Except as set forth on Schedule 2.3, none of the execution, delivery and performance of this Agreement or any Ancillary Document, compliance with any of the provisions hereof or thereof or the consummation of the Transaction, by any of Sellers or the Company will (a) contravene, conflict with, or result in any violation or breach of any provision of, the Organizational Documents of the Company, (b) conflict with, result in a violation or breach of, or constitute a default under or result in the acceleration of, or create in any party the right to accelerate, terminate or cancel, or give rise to a right of payment, prepayment or reimbursement, or termination, cancellation, modification or acceleration under, or to additional accelerated or guaranteed rights or entitlements of any Person under, any Contract that Sellers or the Company are a party to, or any Permit, in each case whether with or without notice, lapse of time or both, (c) result in a contravention, violation or breach of any Law or Order applicable to Sellers or the Company, or to any of its assets or the Business, or (d) result in an imposition of any Lien on any of the assets of the Company or the Membership Interests.

2.4    Claims; Legal Compliance; Permits. There are no and during the past 5 years there have not been, any actions, suits, proceedings, hearings, investigations, charges, complaints, claims or demands of any kind pending or, to the Knowledge of Company, threatened against or affecting Seller, or any aspect of the Business; and there are no injunctions, judgments, orders or decrees of any kind which are outstanding against or unsatisfied by Seller or relating to any aspect of the Business. During the past five (5) years, (a) the Company has been and is in compliance in all material respects with all Laws applicable to the Company, and (b) the Company has not received any written notice from a Governmental Authority or other Person alleging that the Company is not in compliance with any applicable Law in any material respects. The Company, owns, holds or possesses all material authorizations, licenses, permits, consents, certificates, approvals and orders (the “Permits”) which are required to own, lease and operate the assets and properties of the Company and to carry on the Business as is currently conducted by the Company, and all such Permits are identified in Schedule 2.4 of the Disclosure Schedules. The Company has complied with each such Permit has provided to the issuing authority of all such Permits any required notice or obtained any required consent relating to any change of ownership or control of the Company, to the extent called for by applicable Laws. Each such Permit is current and the Company has not received any written notice from any Governmental Authority regarding (i) any actual or alleged violation of any applicable Law or any Permit or any failure to comply with any term or requirement of any Permit or (ii) any actual or alleged revocation, withdrawal, suspension, cancellation, termination or modification of any Permit.

2.5    Financial Information. Schedule 2.5(a) contains correct, accurate and complete copies of the balance sheets and statements of income of the Company as of and for the years ended December 31, 2021, and December 31, 2022, and for the 3-month period ending March 31, 2023 (individually, a “Financial Statement” and collectively, the “Financial Statements”). Each Financial Statement (a) has been prepared based on, and in accordance with, the books of account and related records of the Company, (b) has been prepared in compliance with GAAP, applied on a consistent basis for the periods covered, and (c) correctly, accurately and completely presents the financial condition, financial position, results of operations, assets and Liabilities of the Company for the periods covered. The Company does not have any Liabilities (and there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on Schedule 2.5(b), (ii) Liabilities set forth on the face of the balance sheet of the Company for the 3-month period ending March 31, 2023 (the “Most Recent Balance Sheet”), and (iii) Liabilities incurred in the ordinary course of business since the date of the Most Recent Balance Sheet. Schedule 2.5(c) sets forth all outstanding Indebtedness of the Company, and all Liens on any assets of the Company securing such Indebtedness. Schedule 2.5(d) sets forth the true and complete list in all material respects of the assets managed by the Company and the corresponding revenue generated by the management of each asset over the last twelve (12) months.

2.6    Real Property. Except as set forth in Schedule 2.6, the Company does not, and never has, owned or leased any real property.

2.7    Title to Membership Interests. Others are the sole and exclusive record and beneficial holders and owners of the Class B Units and 24th Street Holding is the sole and exclusive record and beneficial holder and owner of the Class A Units of the Company comprising all of the Membership Interests, free and clear of any restrictions on transfer (other than restrictions under the Organizational Documents and applicable securities Laws), Taxes or Liens. Upon and immediately after the Closing and the effectiveness of the other transactions contemplated hereby, Purchaser shall be the sole and exclusive record and beneficial holder and owner of the Membership Interests, free and clear of any restrictions on transfer (other than restrictions under the Securities Act or state securities laws), Taxes or Liens. The Membership Interests collectively constitute all of the outstanding equity interests of the Company.

2.8    Employment Matters. Except as set forth in Schedule 2.8, neither Sellers nor the Company have promised to grant any increase in any wage, salary, severance, pension or other compensation or benefits in respect of any current or former employees, officers, directors, independent contractors or consultants of the Company. The Company is not a party to or bound by any collective bargaining agreement or experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. The Company has complied with all Laws relating to employment matters. The Company has not committed any unfair labor practice. No organizational effort is presently being made or, to the Knowledge of Company, threatened by or on behalf of any labor union with respect to its employees.

2.9    Title; All Assets; Condition of Tangible Assets. The Company has good, valid and marketable title to, or a valid leasehold interest or license interest in, as applicable, all of the assets used in the operation of the Business, free and clear of all Liens. The Company’s assets include all assets which are necessary for the operation of the Business as presently conducted, and as conducted in the past 12 months.

2.10    Contracts. The contracts and agreements listed on Schedule 2.10 constitute all of the contracts or agreements to which the Company is a party and under which there are ongoing obligations or which are reasonably necessary for the operation of the Company as presently conducted (the “Contracts”). The Company has delivered to Purchaser a correct and complete copy of each written Contract, as amended to date. Except as set forth on Schedule 2.10, with respect to each Contract: (a) the Contract is legal, valid, binding and enforceable in accordance with its terms and in full force and effect, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditor’s right generally, general equitable principles and an implied covenant of good faith and fair dealing; (b) no Person who is a party to a Contract has repudiated in writing to the Company any provision of the Contract; and (c) there are no existing breaches or defaults under such Contracts.

2.11    Taxes. The Company has: (a) timely filed all Tax returns, forms, reports, statements or similar documents (collectively, “Tax Returns”) that Company is required to file; (b) withheld or paid all Taxes that are shown to be due in connection with or with respect to the periods or transactions covered by such Tax Returns, and withheld or paid all other Taxes as are due; and (c) collected all Taxes the Company was required to collect, and to the extent required, paid such Taxes to the proper authority. All Tax Returns have been and shall be prepared in all respects in accordance with each applicable Law and accurately reflect the taxable income or other measure of Tax.

2.12    Restrictions on Business Activities. The Company is not subject to any (a) contract, judgment, injunction, Order or decree to which the Company is a party which has or reasonably would be expected to have the effect of prohibiting or impairing the Business as currently conducted and (b) except as set forth in Schedule 2.12, contract pursuant to which the Company is subject to a non-competition, non-solicitation, non-disparagement, favored pricing, or similar clause.

2.13    Affiliate Transactions. No affiliate or key employee of the Company, (a) is a party to any agreement, contract, commitment or transaction with the Company or that pertains to the Business with the Company, except for employment-related agreements that are disclosed on Schedule 2.10, (b) has any interest in any property, real or personal or mixed, tangible or intangible, used by or pertaining to the Company, or (c) is engaged in competition with the Company (other than an interest of not more than one percent (1%) of the outstanding stock of any company which is publicly traded on a national stock exchange or the over the counter market).

2.14    Bank Accounts. Schedule 2.14 sets forth a complete and accurate list of the bank accounts and all applicable signatories for such bank accounts of the Company.

2.15    Brokers. There are no brokers or finders known to the Sellers, Owners or the Company to be involved with the Transaction and neither the Company, any Owner nor any Seller has made any agreement or taken any other action which might cause any Person to become entitled to a broker’s or finder’s fee or commission as a result of the Transaction.

2.16    Investment Representations.

(a)    Each Seller and each Owner acknowledges and agrees that the Stock Consideration has not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or under any state securities laws and is being offered and issued in reliance upon federal and state exemptions for transactions not involving a public offering;

(b)    Each Seller and each Owner acknowledges and agrees that the Stock Consideration will constitute “restricted securities” within the meaning of the Securities Act and its related regulations, including requirements that might impose a holding period during which disposition of the Stock Consideration could be limited;

(c)    Each Seller and each Owner is acquiring the Stock Consideration solely for such Owner or Seller’s own account for investment purposes and not with a view to the distribution of them within the meaning of Section 2(a)(11) of the Securities Act;

(d)    Each Seller and each Owner acknowledges and agrees that the transfer of the Stock Consideration is subject to the Securities Act and applicable state securities laws;

(e)    None of the Sellers or Owners will sell, transfer or otherwise dispose of any of the Stock Consideration except in compliance with this Agreement and the registration requirements or exemption provisions of the Securities Act and any other applicable securities Laws;

(f)    Each Seller and each Owner is a sophisticated investor with knowledge and experience in business and financial matters generally, as well as with respect to the business of the Purchaser’s Parent, so as to be capable of evaluating the merits and risks of the prospective investment in the Stock Consideration and has so evaluated the merits and risks of such investment;

(g)    Each Seller and each Owner has been advised to review the public filings of the Purchaser’s Parent (including its most recent annual and quarterly reports on Forms 10-K and 10-Q, respectively), and has been given the opportunity to obtain such additional information that is necessary to make an informed investment decision with respect to the acquisition of the Stock Consideration;

(h)    Each Seller and each Owner is able to bear the economic risk and lack of liquidity inherent in holding the Stock Consideration, is an “accredited investor” (as such term is defined in Rule 501 promulgated under the Securities Act), is able to bear a total loss in respect of its investment in the Stock Consideration, and, at the present time, is able to afford a complete loss of such investment;

(i)    None of the Sellers or Owners are purchasing the Stock Consideration as a result of any advertisement, article, notice or other communication regarding the Stock Consideration published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement;

(j)    None of the Sellers or Owners were formed for the specific purpose of acquiring the Stock Consideration; and

(k)    The office or offices of each Seller and Owner in which such Seller’s or Owner’s principal place of business is identified in the address or addresses of such Seller or Owner set forth below such Seller or Owner’s signature on the signature pages to this Agreement.

2.17    Full Disclosure. To the Knowledge of Company, no representation, warranty, covenant, or agreement made by Sellers in this Agreement or in any Ancillary Document contains or will contain any false or misleading statement of a material fact, or omits any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading.

ARTICLE 3.
REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Purchaser hereby represents and warrants to Sellers as follows:

3.1    Organization and Good Standing. Purchaser is duly organized, validly existing and in good standing under the Laws of the state of Delaware and is duly qualified to do business as a foreign company and is in good standing under the Laws of each jurisdiction in which either the ownership or use of its assets, or the nature of its activities, requires such qualification, except where failure to be so qualified or in good standing, when taken together with all other such failures, is not reasonably likely to have a material adverse effect.

3.2    Authority and Enforceability. Purchaser has full power and authority to execute, deliver and perform this Agreement and each Ancillary Document to which Purchaser is a party, and the execution, delivery and performance of this Agreement by Purchaser has been duly authorized by all necessary company action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes the valid and legally binding obligation of Purchaser, enforceable in accordance with its terms. Purchaser is not required to give any notice to, make any filing with or obtain any authorization, consent or approval of any authority or Person in order for Purchaser to consummate the Transaction.

3.3    Noncontravention. The Transaction will not: (a) violate any Law to which Purchaser is subject; or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, give any Person the right to accelerate, terminate, modify or cancel, or require any notice under, any agreement, Permit, instrument or other arrangement to which Purchaser is a party or by which Purchaser is bound or to which any of Purchaser are subject. The execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its obligations hereunder, and the consummation by Purchaser of the Transactions to be consummated by it do not and will not conflict with or violate any provision of the organizational or governing documents of Purchaser.

3.4    Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Companies. Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own investigation and the express representations and warranties set forth in ARTICLE 2 (including the related portions of the Schedules); and (b) none of the Sellers, or Owners have made any representation or warranty as to the Company, or this Agreement, except as expressly set forth in ARTICLE 2 (including the related portions of the Schedules).

3.5    Informed Purchase. The Purchaser has had access to and been provided with an opportunity to review all documents provided in the data room with respect to the Sellers. The Purchaser has relied solely on such information provided it and the advice of its own independent accounting and financial advisors. Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquiring the Membership Interests.

ARTICLE 4.
COVENANTS

4.1    General. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, including but not limited to the Initial Distribution and Final Distribution, or any other Ancillary Document, each of the Parties and Owners shall take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under ARTICLE 5, in which case provisions of such ARTICLE 5 shall apply).

4.2    Professional Liability Policy. Following the Closing Date, the Company shall obtain a professional liability insurance policy in a form reasonably satisfactory to Purchaser, the costs of which shall be paid by Purchaser.

4.3    Sellers’ Release. Effective upon the Closing, Sellers, Owners and each of Sellers’ and Owners’ successors, assigns, affiliates, beneficiaries, and any Person acting by, through or under any of them (the “Seller Parties”) hereby release and forever discharge the Purchaser, the Company, and their respective agents, attorneys, representatives, shareholders, members, partners, directors, officers, managers, employees, predecessors, successors and assigns, and any Person acting by, through or under each of them (the “Purchaser Parties”), of and from any and all claims which any of the Seller Parties now have, ever have had, or ever claim to have had, against any of the Purchaser Parties arising from or related in any manner to the relationship between any of the Purchaser Parties and any of the Seller Parties up to and including the Closing Date, provided, however, the Seller Parties do not release any claims of the Seller Parties arising out of, relating to, preserved by, or created by this Agreement. Each of the Seller Parties hereby irrevocably covenants to refrain from asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any of the Purchaser Parties, based upon any claim or matter purported to be released hereby.

4.4    Confidentiality.

(a)    After the Closing, Sellers shall not, at any time, use or disclose to or for the benefit of any Person other than Purchaser, any confidential information, knowledge, or data relating to the Business (including information relating to accounts, financial dealings, transactions, trade secrets, intangibles, customer lists, pricing lists, processes, plans, and proposals), whether or not marked or otherwise identified as confidential or secret (the “Confidential Information”); provided, however, that any Confidential Information may be disclosed to directors, officers, employees, consultants and advisors (our “Representatives”) who need to know such information in connection with performing services for the Business. In the event that Sellers are requested or required (by oral question or request for information or documents in any legal proceeding, interrogatories, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, Sellers shall notify Purchaser promptly of the request or requirement so that Purchaser may seek an appropriate protective Order or waive compliance with the provisions of this Section 4.4(a). If, in the absence of a protective Order or the receipt of a waiver under this Section 4.4(a), the Sellers are, on the written opinion of counsel, compelled to disclose any Confidential Information to any authority or else stand liable for contempt, the Sellers may disclose the Confidential Information to the authority; provided, however, that the Sellers shall use its reasonable efforts to obtain, at the reasonable request of Purchaser, an Order or such assurance that confidential treatment shall be accorded to such portion of the Confidential Information required to be disclosed as Purchaser shall designate. This Section 4.4(a) shall not apply to any information that has been made public other than through breach of the provisions of this Agreement.

ARTICLE 5.
INDEMNIFICATION

5.1    Sellers’ and Owners’ Indemnification Obligations. From and after the Closing, Sellers and Owners, jointly and severally, shall indemnify and defend Purchaser, Purchaser’s Parent and their respective affiliates, officers, directors, employees, agents and representatives (collectively, the “Purchaser Indemnitees”) and hold them harmless from and against any and all Losses incurred by Purchaser Indemnitees arising out of, resulting from, relating to, in the nature of or caused by: (a) any misrepresentation or breach of any representation or warranty made by Sellers in this Agreement; (b) any breach of any covenant, agreement or obligation of Sellers in this Agreement; (c) any Taxes of Sellers and any Taxes of the Company for any taxable periods ending prior to the Closing Date; (d) any Indebtedness of the Company; (e) any Transaction Expenses; or (f) any action or liability related to or arising from activities that occurred prior to the Closing Date.

5.2    Notices. A Party seeking indemnification pursuant to this ARTICLE 5 (an “Indemnified Party”) shall give written notice to the Party from whom such indemnification is sought (the “Indemnifying Party”) of any claim for which it is seeking indemnity under this ARTICLE 5 (a “Claim” and collectively, “Claims”), but failure to give such notice shall not relieve the Indemnifying Party of any Liability hereunder (except to the extent that the Indemnifying Party has suffered actual prejudice thereby). All provisions of this ARTICLE 5 shall apply to Claims, including all direct claims by an Indemnified Party against an Indemnifying Party. The Indemnifying Party shall satisfy any Claim within 30 days after receipt of notice of such Claim pursuant to this Section 5.2. If the Claim is not satisfied by the Indemnifying Party within such 30-day period, the Indemnified Party shall be entitled to pursue any or all remedies as may be available to the Indemnified Party under this ARTICLE 5 or otherwise.

5.3    Survival. All representations, warranties, covenants and agreements contained in this Agreement or in any Ancillary Document shall survive Closing for the maximum period permitted by Law.

5.4    Materiality Disregarded. For purposes of this ARTICLE 5, including the determination of Claims by any Indemnified Party, any and all references to a “Material Adverse Effect” or “material” limitations, while being taken into account for purposes of determining whether a claim by an Indemnified Party for Losses exists, shall be disregarded for purposes of calculating the amount of said Claim.

5.5    Fraud or Misconduct. Notwithstanding anything to the contrary in this Agreement or any Ancillary Document, any Claims with respect to which there is a finding or judgment of fraud, intentional misrepresentation or willful misconduct shall not be subject to the limitations under this ARTICLE 5.

ARTICLE 6.
MISCELLANEOUS

6.1    Publicity. No publicity release, announcement or other disclosure regarding the Transaction or the terms hereof to Persons other than the Parties or their respective representatives shall be issued by Sellers (or their representatives or affiliates) without the prior consent to the form and substance thereof by Purchaser. Purchaser may (without Sellers’ approval) make or issue publicity releases, announcements, or other disclosures regarding the Transaction or the terms hereof.

6.2    Expenses. Except as otherwise set forth in this Agreement, Sellers shall pay all costs and expenses incurred or to be incurred by Sellers and the Company, and Purchaser shall pay all costs and expenses incurred or to be incurred by Purchaser in the negotiation and preparation of this Agreement and in closing and carrying out the Transaction, including all attorneys’ fees, accountants’ fees and related costs and expenses.

6.3    Costs. Except as otherwise provided in this Agreement, if any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing Party shall be entitled to recover reasonable attorneys’ fees and other costs incurred in such action or proceeding, in addition to any other relief to which it or they may be entitled.

6.4    Notices. All notices and other communications under this Agreement shall be in writing and deemed duly given, if delivered: (a) personally by hand or by a nationally recognized overnight courier service, when delivered at the address specified in this Section 6.4; (b) by United States certified or registered first class mail when delivered at the address specified in this Section 6.4, on the date appearing on the return receipt therefor; (c) by facsimile transmission, when such facsimile transmission is transmitted to the facsimile transmission number specified in this Section 6.4; or (d) by electronic mail when such electronic mail is transmitted to the electronic mail address specified in this Section 6.4. Addresses, electronic mail addresses, and facsimile transmission numbers (unless and until written notice is given of any other address, electronic mail address or facsimile transmission number) for purposes of this Section 6.4 are set forth below:

If to Purchaser or Purchaser’s Parent to:

Boston Omaha Asset Management, LLC

c/o Boston Omaha Corporation

1601 Dodge Street, Suite 3300

Omaha, NE 68102

Attention: Adam K. Peterson

E-mail: adam@bostonomaha.com

If to Sellers, to: Brendan Keating, LLC 3900 S. Hualapai Way #200 Las Vegas, NV 89147 Attention: Brendan Keating Email: brendan@twentyfourthstreet.com
With a copy to: Koley Jessen P.C., L.L.O. One Pacific Place, Suite 800 1125 South 103 Street Omaha, NE 68124-1079 Attention: Eric B. Oxley E-mail: eric.oxley@koleyjessen.com	With a copy to: Davis Stibor 3900 S. Hualapai Way, Suite 200 Las Vegas, NV 89147 Attention: Ryan Stibor E-mail: ryan@davisstibor.com

6.5    Entire Agreement. This Agreement, including the initial paragraph and the recitals to this Agreement and all Schedules and Exhibits attached to this Agreement, each of which are made a part of this Agreement by this reference, constitutes the entire understanding of the Parties, supersedes any prior agreements or understandings, written or oral, between the Parties with respect to the subject matter of this Agreement. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all of the Parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.

6.6    Rights of Parties. Except as set forth in Section 5.1, nothing in this Agreement, whether express or implied, is intended to confer any benefit, right or remedy under or by reason of this Agreement on any Persons other than the Parties and their respective successors and permitted assigns. Nothing in this Agreement is intended to relieve or discharge the obligation or Liability of any other Person to any Party, nor shall any provision give any other Person any right of subrogation or action over or against any Party.

6.7    Succession and Assignment. This Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective representatives, successors and permitted assigns. None of the Parties may assign either this Agreement or any of the rights, interests or obligations hereunder without the prior written approval of the other Parties, except that Purchaser shall have the right to assign this Agreement to an affiliate, successor-in-interest, lender or other financing source without the consent of the other Parties.

6.8    Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute), without giving effect to conflict of law principles thereof. Any suit, action, or proceeding arising out of or based upon this Transaction shall be instituted in the federal court of the United States of America located in the State of Nevada.

6.9    Severability. It is the desire and intent of the Parties that the provisions of this Agreement be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.10    Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that any other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any other state thereof having jurisdiction over the Parties in the matter, in addition to any other remedy (including monetary damages) to which it may be entitled, at law or in equity.

6.11    Counterparts; Exchange by Electronic Transmission. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument. The Parties may execute this Agreement, any Ancillary Documents and all other agreements, and other documents contemplated hereby and thereby and exchange on the Closing Date counterparts of such documents by means of facsimile transmission or electronic mail and the Parties agree that the receipt of such executed counterparts shall be binding on such Parties and shall be construed as originals.

ARTICLE 7.
DEFINITIONS

7.1    Certain Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed to them in this Section 7.1:

(a)     “Ancillary Document” means any agreement, certificate, instrument or other document to be delivered pursuant to this Agreement or in connection with the Transaction.

(b)     “Business Day” shall mean any day other than a Saturday, a Sunday, a federal holiday or a day on which banks in the City of New York are authorized or obligated by Law to close.

(c)     “Class A Units” means the Class A membership units of the applicable entity.

(d)     “Class B Units” means the Class B membership units of the applicable entity.

(e)     “Code” means the Internal Revenue Code of 1986, as amended.

(f)     “GAAP” means United States generally accepted accounting principles in effect from time to time.

(g)     “Governmental Authority” means any federal, provincial, state, local, municipal or foreign entity, government or any political subdivision or other executive, legislative, administrative, judicial or other governmental department, commission, court, arbitrator, board, bureau or agency and any quasi-governmental body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority over the applicable Person.

(h)     “Indebtedness” with respect to any Person means: (a) all indebtedness of such Person for borrowed money or amounts payable under debt or like instruments, including outstanding promissory notes or letter of credit facilities and any principal, interest, overdrafts, premiums, make whole premiums or payments, fees and prepayment, termination and other penalties and expenses with respect to the foregoing; (b) all obligations resulting from such Person’s obligation to terminate any interest rate protection agreements, foreign currency exchange arrangements, or other interest or exchange rate commodity or other hedging arrangements, to which such Person is a party; (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person; (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than current trade payables incurred in the ordinary course of business); (e) all indebtedness of any other Person with respect to borrowed money, notes payable or amounts outstanding under letter of credit facilities which amounts are secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property or assets owned by such Person, whether or not the obligations secured thereby have been assumed; (f) all guarantees, whether direct or indirect, by such Person of indebtedness of any other Person with respect to borrowed money, notes payable or amounts outstanding under letter of credit facilities; (g) all capital lease obligations that have or should have been capitalized in accordance with GAAP; (h) customer deposits and sums received in advance from customers; (i) all negative cash and obligations arising from cash/book overdrafts, outstanding checks or wire transfers issued or initiated but not yet cleared; (j) deferred rent obligations; and (k) in the event of any swap agreements being terminated on the date Indebtedness of such Person is being determined, all net payments that such Person has to make as a result of such early termination.

(i)     “Knowledge of Company” means the constructive knowledge of any Seller or Owner after due inquiry, including a review of each such person’s records and inquiry of those employees or independent contractors engaged by the Company who have primary responsibility for the specific matter at issue.

(j)     “Law” means any federal, state, local, municipal, foreign, international, multinational law or any constitution, statute, treaty, code, ordinance, principle of common law or other law (including any rule, regulation, plan, injunction, judgment, Order, decree, ruling or charge thereunder or related thereto).

(k)     “Liability” or “Liabilities” means any liability or indebtedness of any kind, character or description (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether disputed or undisputed, whether secured or unsecured, whether joint or several, whether vested or unvested, whether liquidated or unliquidated, whether due or to become due, or whether executory, determined, determinable, or otherwise).

(l)     “Lien” means any charge, claim, equitable interest, community or other material property interest, security interest, conditional sale agreement, mortgage, indenture, deed of trust, security agreement, pledge, hypothecation, option, restriction, encroachment, easement, servitude, right of first refusal, condition or other lien, encumbrance or defect of title of any kind or nature.

(m)     “Losses” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, loss of future revenue, income or profits, diminution of value or loss of business opportunity, reputation or damages determined as a multiple of income, revenue or the like, penalties, fines, amounts paid in settlement, Liabilities, obligations, Taxes, Liens, losses, costs, expenses, and fees. In addition to the foregoing, Losses shall include any costs and expenses, including court costs, reasonable accountants’ and attorneys’ fees and other costs of litigation, incurred by a Person entitled to indemnification pursuant to ARTICLE 5 in the successful enforcement of its indemnification rights under this Agreement.

(n)     “Order” means any judgment, injunction, award, decision, decree, ruling, verdict, writ or order of any nature of any Governmental Authority.

(o)     “Permit” or “Permits” means all permits, licenses, franchises, security clearances, orders, registrations, certificates, variances, contractual rights, consents and other authorizations or approvals obtained from a Governmental Authority, and any applications for the same.

(p)     “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a joint venture, a Governmental Authority, a trust or any other entity or organization.

(q)     “Purchaser’s Parent” means Boston Omaha Corporation.

(r)     “Tax” or “Taxes” means all federal, state, local or foreign income, gross receipts, license, employment, payroll, withholding, Social Security (or similar), unemployment, severance, premium, disability, excise, value added, accumulated earnings, windfall profit, net worth, alternative or add-on minimum, estimated, sales, use, transfer, escheat, unclaimed property, registration, real property, stamp, environmental, personal property, use and occupancy, business and occupation, maritime, mercantile, tariff, custom, duty, capital stock, franchise, gift or estate and all other taxes (and all fees, assessments, levies, tariffs, charges or duties in the nature of a tax), including any interest, penalties or additions thereto.

(s)     “Transaction” means the transactions contemplated by this Agreement and the Ancillary Documents.

(t)     “Transaction Expenses” means all out-of-pocket fees, costs and expenses incurred or otherwise payable by Sellers and the Company in connection with the negotiation, documentation and consummation of the Transaction, in each case to the extent incurred and unpaid as of the Closing Date, including (i) fees and expenses of attorneys, accountants, investment bankers and other advisors, (ii) change-of-control, success, retention, success fee, severance, bonus, or similar obligations, including employment or other Taxes related to any of the foregoing, (iii) any costs, fees or other expenses incurred in connection with the obtaining of any third-party consent or terminating of any agreement, and (iv) transfer Taxes.

7.2    Construction. Any reference to any Law shall be deemed to include any amendments thereto, and any successor law, unless the context otherwise requires. The word “including” means “including without limitation” and does not limit the preceding words or terms. The word “or” is used in the inclusive sense of “and/or”. The singular shall include the plural and vice versa. All references to “Sellers” shall mean the Sellers collectively, and each of the Sellers individually. Each word of gender shall include each other word of gender as the context may require. References to “Articles” or “Sections” or “Schedules” or “Exhibits” shall mean Articles or Sections of this Agreement or Schedules or Exhibits attached to this Agreement, unless otherwise expressly indicated. The title of each Article and the headings or titles preceding the text of the Sections are inserted solely for convenience of reference, and shall not constitute a part of this Agreement, nor shall they affect the meaning, construction or effect of this Agreement. The Parties have each participated in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

PURCHASER:

Boston Omaha Asset Management, LLC, a Delaware limited liability company

By:     /s/ Adam K. Peterson

Name: Adam K. Peterson

Its: Co-Chairman & Co-CEO

PURCHASER’S PARENT:

Boston Omaha Corporation, a Delaware corporation

By:     /s/ Adam K. Peterson

Name: Adam K. Peterson

Its: Co-Chairman & Co-CEO

SELLERS:

Sean Margulis LLC, a Nevada limited liability company

By:     /s/ Sean Margulis

Name: Sean Margulis

Its: Managing Member

Address:

Four Stars Trust

By:     /s/ Jason Otter

Name: Jason Otter

Its: Trustee

Address:

Alexander McMilan LLC, a Nevada limited liability company

By:     /s/ Agus K. Alamsjah

Name: Agus K. Alamsjah

Its: Managing Member

Address:

Membership Interest Purchase Agreement
Signature Page

Bollum Family Trust

By:     /s/ Jeff Jacobs

Name: Jeff Jacobs

Its: Trustee

Address:

24th Street Holding Company LLC, a Delaware limited liability company

By: Brendan Keating, LLC, Managing Member

By:     /s/ Brendan Keating

Name: Brendan Keating

Its: Managing Member

Address:

OWNERS:

Logic Real Estate Companies LLC, a Delaware limited liability company

By:     /s/ Brendan Keating

Name: Brendan Keating

Its: Manager

Address:

Logic Irrevocable Trust

    /s/ Brendan Keating

Trustee: Brendan Keating

Address:

    /s/ Brendan Keating

Brendan Keating

Address:

Membership Interest Purchase Agreement
Signature Page